Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:   (905) 841-2300
Fax:         (905) 841-2244
Web:       www.helixbiopharma.com

March 10, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL Q2 2010 RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: HBP / OTCQX: HXBPF) today announced financial results for the second quarter ended January 31, 2010.

HIGHLIGHTS

•	Helix’s GMP clinical batch of L-DOS47 has been manufactured and vialed, and is currently undergoing quality control testing.

•
Announced that enrollment in the ongoing Phase II clinical trial of Topical Interferon Alpha-2b in patients with anogenital warts ("AGW") in Sweden and Germany was completed, with the required 120th patient randomized to enter the trial.

•	Announced positive preliminary primary endpoint findings from the ongoing Phase II pharmacokinetic clinical study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

RESULTS FROM OPERATIONS
Three and six month periods ended January 31, 2010 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $3,675,000 and $7,148,000, respectively for the three and six month periods ended January 31, 2010 for a loss per common share of $0.06 and $0.12, respectively. In the comparative three and six month periods ended January 31, 2009, the Company recorded a loss of $4,252,000 and $6,573,000 respectively, for a loss per common share of $0.08 and $0.13, respectively.

Revenues
Revenues totaled $1,121,000 and $2,141,000 respectively for the three and six month periods ended January 31, 2010 and represent an increase of $258,000 (29.9%) and $159,000 (8.0%) when compared to the three and six month periods ended January 31, 2009.

Product revenues totaled $1,012,000 and $1,915,000 respectively for the three and six month periods ended January 31, 2010 and represent an increase of $272,000 (36.8%) and $254,000 (15.3%) when compared to the three and six month periods ended January 31, 2009.  Product revenue was higher in every product category for both the three and six month periods ended January 31, 2010 with the majority of the product revenue increase represented by the combined sales of MonoviscTM and Orthovisc®.  The Company commenced distribution of MonoviscTM in Canada during the fiscal first quarter of 2010.  While both products are used in the treatment of osteoarthritis, patients follow a three-injection regimen when using Orthovisc® and only a single injection regimen when being treated with MonoviscTM.

License fees and royalties totaled $109,000 and $226,000 respectively for the three and six month periods ended January 31, 2010 and represent a decrease of $14,000 (11.4%) and $95,000 (29.6%) when compared to the three and six month periods ended January 31, 2009. The decrease in license fees and royalty revenues reflects a US$75,000 termination payment from Lumera Corporation (“Lumera”) in the first quarter of fiscal 2009.  Excluding the Lumera termination payment, license fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada.

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Cost of sales and margins
Cost of sales totaled $461,000 and $879,000 respectively for the three and six month periods ended January 31, 2010 (three and six month periods ended January 31, 2009 were $338,000 and $785,000 respectively).  Margins, on a percentage basis, for the three and six month periods ended January 31, 2010 were 54.4% and 54.1% (three and six month periods ended January 31, 2009 were 54.3% and 52.7% respectively).  The increase in margins reflects higher margins on the sales of MonoviscTM (and to a lesser extent, Orthovisc®.)

Research & development
Research and development costs for the three and six month periods ended January 31, 2010 totaled $2,335,000 and $5,260,000 respectively (three and six month periods ended January 31, 2009 were $2,734,000 and $4,502,000 respectively).  Lower research and development costs for the three month period ended January 31, 2010 mainly reflect lower costs associated with the stage of development of the Company’s topical interferon programs.  The clinical portion of Helix’s current ano-genital warts (AGW) Phase II trial in Europe is in the late stages, the Company having announced on November 5, 2009 that it had completed enrollment of the 120 patients sought for the trial.  With respect to the low-grade cervical lesion therapeutic indication (previously referred to as “cervical dysplasia” or “LSIL”), on February 12, 2010, the Company announced preliminary findings for the first ten patients that have completed the pharmacokinetic primary endpoint portion of the ongoing Phase II study, and its intention to conclude patient recruitment once a further two patients have done so.  Research and development costs for the Company’s L-DOS47 program were flat for the three month period ended January 31, 2010 when compared to the prior year.  The increase in research and development expenditures for the six month period ended January 31, 2010 is mainly attributable to the L-DOS47 program, which includes ongoing laboratory studies,  preparations for definitive rodent and primate toxicology studies and the ongoing L-DOS47 manufacturing campaign in anticipation of furnishing product for future clinical testing.

Operating, general & administration
Operating, general and administration expenses for the three and six month periods ended January 31, 2010 totaled $770,000 and $1,446,000 respectively (three and six month periods ended January 31, 2009 were $1,191,000 and $2,124,000 respectively).  The reduction in operating, general and administration expenditures is the result of higher costs in fiscal 2009 associated with the filing of a Form 20-F registration statement with the SEC which became effective during the third quarter of fiscal 2009, the implementation of a new financial reporting system which was completed early in the second quarter of fiscal 2009, lower investor and media relations expenditures and associated marketing materials and consulting services which have since been terminated.

Sales and marketing
Sales and marketing expenses for the three and six month periods ended January 31, 2010 totaled $298,000 and $559,000 respectively (three and six month periods ended January 31, 2009 were $249,000 and $499,000 respectively).  The increase in sales and marketing expenditures is the result of increased marketing and promotion costs associated with the product launch of MonoviscTM.

Amortization of intangible and capital assets
Amortization of intangible assets for the three and six month periods ended January 31, 2010 totaled $nil and $nil respectively (three and six month periods ended January 31, 2009 were $3,000 and $6,000 respectively).  Management determined the carrying value of intangible assets was impaired and wrote down the balance at July 31, 2009.  Amortization of capital assets for the three and six month periods ended January 31, 2010 totaled $107,000 and $205,000 respectively (three and six month periods ended January 31, 2009 were $63,000 and $127,000 respectively).

Stock-based compensation
Stock-based compensation expense for the three and six month periods ended January 31, 2010 totalled $605,000 and $765,000 respectively (three and six month periods ended January 31, 2009 were $631,000 and $631,000 respectively).  The stock-based compensation expense in fiscal 2010 relates to the ongoing amortization of compensation costs of stock options granted on December 17, 2008, and December 14, 2009, respectively over their vesting period.

Interest income
Interest income for the three and six month periods ended January 31, 2010 totaled $10,000 and $24,000 respectively (three and six month periods ended January 31, 2009 were $100,000 and $305,000 respectively). The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits and lower cash balances.

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Foreign exchange gain/loss
Foreign exchange losses for the three and six month periods ended January 31, 2010 totaled $230,000 and $188,000 respectively (three and six month periods ended January 31, 2009 were a gain of $18,000 and a loss of $132,000 respectively).  Foreign exchange gains and losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland as well as a value added tax receivable, both denominated in Euro dollars.

Income taxes
Income tax expense for the three and six month periods ended January 31, 2010 totaled $nil and $11,000 respectively (three and six month periods ended January 31, 2009 were $24,000 and $54,000 respectively) .  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and six month periods ended January 31, 2010 totaled $3,098,000 and $5,446,000 respectively, including a net loss of $3,675,000 and $7,148,000 respectively. Cash used in operating activities for the three and six month periods ended January 31, 2009 totaled $3,256,000 and $4,874,000 respectively, including a net loss of $4,252,000 and $6,573,000 respectively.

Significant adjustments for the three and six month periods ended January 31, 2010 include amortization of capital assets of $107,000 and $205,000 respectively (2009 – $63,000 and $127,000), amortization of intangible assets of $nil and $nil respectively (2009 – $3,000 and $6,000), deferred lease credits of $5,000 and $13,000 (2009 – $nil and $nil), stock-based compensation related to earlier stock option grants of $605,000 and $765,000 respectively (2009 – $631,000 and $631,000), foreign exchange losses of $230,000 and $188,000 respectively (2009 – $18,000 gain and $132,000 loss) and changes in non-cash working capital balances related to operations of $(360,000) and $557,000 (2009 – $317,000 and $803,000).

Financing activities
Financing activities for the three and six month periods ended January 31, 2010 totaled $nil and $11,597,000 respectively (three and six month periods ended January 31, 2009 were $nil and $9,659,000 respectively).  All financing activities reflect the net proceeds of two separate private placements.

Investing activities
Use of cash in investing activities for the three and six month periods ended January 31, 2010 totaled $239,000 and $484,000 respectively (three and six month periods ended January 31, 2009 were $37,000 and $74,000 respectively) and represents capital acquisitions in both fiscal periods.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At January 31, 2010, the Company had cash and cash equivalents totaling $19,973,000 (July 31, 2009 – $14,494,000).  The increase in cash and cash equivalents in fiscal 2010 is the result of a private placement completed on September 8, 2009 where the Company issued 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012.  The total number of common shares issued as at January 31, 2010 was 59,800,335 (July 31, 2009 – 53,175,335).

At January 31, 2010, the Company’s working capital was $20,218,000 (July 31, 2009 – $15,296,000).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working

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capital and capital expenditures to the end of fiscal 2011.  These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions).  As previously stated, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations.  Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.  The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

The Company’s unaudited interim consolidated statements of operations and cash flows for the three and six month periods ended January 31, 2010 and 2009 are summarized below:

Consolidated Statements of Operations
for the three and six month periods ended January 31, 2010 and 2009
($ thousands, except for per share data)
	Three months		Six months
	ended January 31		ended January 31
	2010	2009	2010	2009
Revenue:
Product revenue	1,012	740	1,915	1,661
License fees & royalties	109	123	226	321
	1,121	863	2,141	1,982

Expenses:
Cost of sales	461	338	879	785
Research and development	2,335	2,734	5,260	4,502
Operating, general and admin	770	1,191	1,446	2,124
Sales and marketing	298	249	559	499
Amortization of intangible assets	-	3	-	6
Amortization of capital assets	107	63	205	127
Stock-based compensation	605	631	765	631
Interest income, net	(10)	(100)	(24)	(305)
Foreign exchange loss / (gain)	230	(18)	188	132
	4,796	5,091	9,278	8,501
Loss before income taxes	(3,675)	(4,228)	(7,137)	(6,519)

Income taxes	-	24	11	54

Loss for the period	(3,675)	(4,252)	(7,148)	(6,573)

Loss per share:
Basic	(0.06)	(0.08)	(0.12)	(0.13)
Diluted	(0.06)	(0.08)	(0.12)	(0.13)

Consolidated Statements of Cash Flows
for the three and six month periods ended January 31, 2010 and 2009
($thousands)
	Three months		Six months
	ended January 31		ended January 31
	2010	2009	2010	2009

Cash provided by (used in):
Loss for the period	(3,675)	(4,252)	(7,148)	(6,573)

Items not involving cash:
Amortization of capital assets	107	63	205	127
Amortization of intangibles	-	3	-	6
Deferred lease credit	(5)	-	(13)	-
Stock-based compensation	605	631	765	631
Foreign exchange loss / (gain)	230	(18)	188	132
	(2,738)	(3,573)	(6,003)	(5,677)

Change in non-cash working capital	(360)	317	557	803
Operating activities	(3,098)	(3,256)	(5,446)	(4,874)

Financing activities	-	-	11,597	9,659

Investing activities	(239)	(37)	(484)	(74)
Effect of exchange rate changes on cash and cash equivalents	(230)	18	(188)	(132)

Increase in cash	(3,567)	(3,275)	5,479	4,579
Cash:
Beginning of the period	23,540	26,911	14,494	19,057
End of the period	19,973	23,636	19,973	23,636

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The Company’s unaudited interim consolidated balance sheet as at January 31, 2010 and the audited consolidated balance sheet as at July 31, 2009 are summarized below:

Consolidated Balance Sheets as at
($ thousands)
	31-Jan	31-Jul
	2010	2009
Current assets:
Cash and cash equivalents	19,973	14,494
Accounts receivable	973	1,053
Inventory	881	858
Prepaid and other	151	1,049

	21,978	17,454

Non current assets	2,140	1,865

	24,118	19,319

	31-Jan	31-Jul
	2010	2009
Current liabilities:
Accounts payable	1,341	1,299
Accrued liabilities	394	834
Deferred lease credit	25	25
	1,760	2,158

Non current liabilities	85	98

Shareholders' equity	22,273	17,063

	24,118	19,319

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations are being filed today with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol "HBP" and the OTCQX International Market under the symbol "HXBPF".

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

Forward-Looking Statements and Risks and Uncertainties
This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s development of its L-DOS47 and Topical Interferon Alpha-2b new drug candidates, including proposed clinical trials; the Company’s intention to conclude the pharmacokinetic study; sufficiency of the Company’s cash reserves and expected cash from operations; and other information in future periods. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including but not limited to, future financing requirements, and may not be appropriate for other purposes. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the filing of investigative new drug applications / clinical trial applications with the FDA and European regulatory authorities; future revenue and costs; the safety and efficacy of the Company’s drug candidates; and the receipt of required regulatory approvals and necessary financing.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including supplies of drug product; uncertainty whether any of the Company’s planned or future clinical trials will be approved, conducted or achieve expected results; product liability and insurance risks; uncertainties related to research and development, including manufacturing risks;  intellectual property risks; uncertainties regarding future expenses and revenue; uncertainties related to economic conditions; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov/edgar.shtml for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

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